

16013748

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 30931 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACE CAPITAL CORP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 THIRD AVE, 32ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL KREINDLER 212 832-2441
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNICK GARBER SANDLER PCAOB #254
(Name – *if individual, state last, first, middle name*)

825 THIRD AVENUE, NEW YORK, NY 10022
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 01 2016
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# PACE CAPITAL CORP.

## FINANCIAL STATEMENTS

## AND

## REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## DECEMBER 31, 2015

PACE CAPITAL CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

## INDEX

**Cornick Garber Sandler**
Certified Public Accountants & Advisors

## Report of Independent Registered Public Accounting Firm

**Board of Directors**
**Pace Capital Corp.**

We have audited the accompanying statement of financial condition of Pace Capital Corp. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

**New York, New York**
**February 24, 2016**

**Cornick, Garber & Sandler, LLP**
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

PACE CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 39,648 |
| Due from FINRA | | 873 |
| Prepaid expenses | | 2,658 |
| TOTAL | $ | 43,179 |

## LIABILITIES

| | | |
|---|---|---|
| Accrued expenses | $ | 4,078 |

## STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Common stock - no par value; authorized 200 shares; issued and outstanding 10 shares at stated value | $ | 5,000 |
| Additional paid-in capital | | 24,000 |
| Retained earnings | | 10,101 |
| Total stockholder's equity | | 39,101 |
| TOTAL | $ | 43,179 |

The accompanying notes are an integral part of these financial statements.

PACE CAPITAL CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

| | | |
|---|---|---|
| Revenues: | | |
| Commission income | | $ 127,156 |
| Administrative service income | | 23,000 |
| Interest and other income | | 6 |
| Total revenues | | 150,162 |
| Expenses: | | |
| Commissions | $ 141,000 | |
| Dues and fees | 2,992 | |
| Audit | 3,200 | |
| Insurance | 360 | |
| Bank charges | 175 | |
| Clerical services | 500 | |
| Other | 100 | 148,327 |
| Income before income taxes | | 1,835 |
| Income taxes | | 670 |
| NET INCOME | | $ 1,165 |

The accompanying notes are an integral part of these financial statements.

PACE CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance - January 1, 2015 | $ 10 | $ 5,000 | $ 24,000 | $ 8,936 | $ 37,936 |
| Net Income | | | | $ 1,165 | $ 1,165 |
| Balance - December 31, 2015 | 10 | $ 5,000 | $ 24,000 | $ 10,101 | $ 39,101 |

The accompanying notes are an integral part of these financial statements.

PACE CAPITAL CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

| (DECREASE) IN CASH | |
|---|---|
| **Cash flows from operating activities:** | |
| Net Income | $ 1,165 |
| Adjustments to reconcile results of net income to net cash used in operating activities: | |
| Net decrease in due from FINRA | 992 |
| Net increase in prepaid expenses | (1,333) |
| Net decrease in accrued expenses | (1,183) |
| **Total adjustments** | (1,524) |
| **Net cash used in operating activities - NET DECREASE IN CASH** | (359) |
| **Cash - January 1, 2015** | 40,007 |
| **CASH - DECEMBER 31, 2015** | $ 39,648 |
| **Supplemental disclosure:** | |
| Cash paid for income taxes | $ 850 |

The accompanying notes are an integral part of these financial statements.

## PACE CAPITAL CORP.

## NOTES TO FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2015

### NOTE A - Principal Business Activity

#### Organization

Pace Capital Corp. is a registered broker-dealer of securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates on the premises of its parent corporation and receives certain additional administrative support from the parent, for which no charges are made to the Company.

### NOTE B - Summary of Significant Accounting Policies

#### Basis of Presentation

The accompanying financial statements have been prepared with accounting principles generally accepted in the United States of America ("GAAP")

#### Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates.

#### Cash

The Company maintains its cash at a single banking institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2015, the Company has no exposure to significant cash risk.

#### Revenue Recognition

The Company's commission income, which is recognized on the accrual basis when earned, has been derived from the sale of private placements and fees related to three mutual fund organizations. Revenue from private placements is recognized when the transaction closes. The Company provides administrative support services to registered representatives for fees of $500 or $1,000 a month for each representative.

PACE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31,2015

## NOTE B - Summary of Significant Accounting Policies (Continued)

### Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2015, the Company does not believe it has uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

## NOTE C - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital less deductions for nonallowable assets of $35,570, which was $30,570 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .115 to 1 at December 31, 2015.

## NOTE D - Due from FINRA

As of December 31, 2015, $873 was being held by FINRA in their Daily Account Balance, representing payments made by the Company which may be refunded to the Company or used to pay future registration fees to FINRA. On January 1, 2016, FINRA credited this Daily Account $390 for 2016 state renewal fees not applicable to the Company.

## NOTE E - Commission Income

Private Placement commission income accounted for the $120,000 of the Company's $127,156 commission income in 2015, with mutual fund income accounting for the balance.

**PACE CAPITAL CORP.**

**NOTES TO FINANCIAL STATEMENTS**

**FOR THE YEAR ENDED DECEMBER 31,2015**

**NOTE F - Commission Expense**

An officer and stockholder of the Company's parent was paid $33,000 of the $141,000 commission expense for the year ended December 31, 2015.

**NOTE G - Income Taxes**

The provision for income taxes is comprised of state and local minimum taxes. At December 31, 2015, the Company has net loss carryforwards of $2,029 to offset future taxable income which may be earned through 2031. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31,2015.

The Company's income tax returns have not been examined by the taxing authorities in recent years. Years ended December 31, 2012, 2013 and 2014 remain open to examination by federal, state and local tax authorities.

SCHEDULE 1

**PACE CAPITAL CORP.**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2015**

| | | |
|---|---|---|
| **Net Capital**: | | |
| Capital stock | | $ 5,000 |
| Additional paid-in capital | | 24,000 |
| Retained earnings | | 10,101 |
| **Total stockholder's equity before nonallowable assets** | | 39,101 |
| Deductions (nonallowable assets) | | |
| Due from FINRA | $ 873 | |
| Prepaid expenses | 2,658 | |
| Total nonallowable assets | | (3,531) |
| Net capital | | 35,570 |
| Minimum net capital required | | 5,000 |
| **Excess net capital** | | $ 30,570 |
| **Capital Ratio**: | | |
| Aggregate indebtedness to net capital | | .115 to 1 |

**Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015)**

| | |
|---|---|
| Net capital as reported in Company's Part IIA (unaudited FOCUS Report) | $35,390 |
| Adjustment to expenses | 180 |
| Balance- December 31, 2015 (as above) | $35,570 |

## PACE CAPITAL CORP.

### SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

### SCHEDULE 3 – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

## Report of Independent Registered Public Accounting Firm

**Board of Directors**
**Pace Capital Corp.**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pace Capital Corp. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

**New York, New York**
**February 24, 2016**

**Cornick, Garber & Sandler, LLP**
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
**cgscpa.com**

## EXEMPTION REPORT

Pace Capital Corp.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(1);
(2) The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

Pace Capital Report:

I, Paul Kreindler, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

